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                                  UNITED STATES
                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                               IBS FINANCIAL CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    44922Q105
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (201) 560-1400

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                February 17, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(f) or (g), check the following box --.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     The  statement  on  Schedule  13D  which was filed on  September  8,  1995,
Amendment #1 which was filed on November 6, 1995, Amendment #2 which was filed on November 16, 1995, Amendment #3 which was filed on December 7, 1995, Amendment #4 which was filed on February 5, 1996, Amendment #5 which was filed on March 18, 1996, Amendment #6 which was filed on June 13, 1996, Amendment #7 which was filed on October 11, 1996, Amendment #8 which was filed on November 19, 1996, Amendment #9 which was filed on December 16, 1996, Amendment #10 which was filed on January 28, 1997 and Amendment #11 which was filed on June 26, 1997, Amendment #12 which was filed on July 2, 1997, Amendment #13 which was filed on July 29, 1997, Amendment #14 which was filed on August 19, 1997 and
Amendment #15 which was filed on September 3, 1997 on behalf of Seidman, Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SAL II"), Federal Holdings, L.L.C., ("Federal"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), The Benchmark Company, Inc. ("TBCI"), Benchmark Partners LP ("Partners"), Richard Whitman, Individually ("Whitman"), Lorraine DiPaolo ("DiPaolo"), Individually, Ernest Beier, Jr.,
Individually   ("Beier")   and   Dennis   Pollack,    Individually   ("Pollack")
(collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of IBS Financial Corp., a New Jersey Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

         Item 2 is amended as follows:

         (a) Brant Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Executive Vice President, Mack-Cali Real Estate Corporation (Public REIT)
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Jonna Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.
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         (a) Rose Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.
         (a) Christopher Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Part-Time Musician
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) John R. Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Executive Vice President, Mack-Cali Real Estate Corporation (Public REIT)
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Angela Cali Kloby
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

         (a) Jonna Cali
         (b) 11 Commerce Drive, Cranford, New Jersey 07016
         (c) Unemployed
         (d) *See below.
         (e) *See below.
         (f) U.S.A.

     Seidcal & Associates, LLC ("Seidcal") is a Member of SAL and SAL II. All of the above individuals are the Members of Seidcal.

         (a) Kevin Moore
         (b) One Rockefeller Plaza, 31st Floor, New York, NY 10020
         (c) Senior Vice President, Clark Estates, Inc.
         (d) *See below.
         (e) *See below.
         (f) U.S.A.
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     *During  the last five years none of the  above-named  individuals  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       Source or Amount of Funds of Other Consideration

SAL owns 184,950 shares of the Issuer and SAL II owns 57,803 shares. None of the Seidcal Members own any shares personally, but may be deemed to have a beneficial interest in the shares of the Issuer owned by SAL and SAL II because they are members of Seidcal. The purchase of Common Stock by SAL and SAL II were in margin accounts carried by Bear Stearns Securities Corp. In addition to the Common Stock of the Issuer, SAL and SAL II owns other securities in these accounts. This extension of credit was extended in the ordinary course of business. As of February 17, 1998, SAL has a margin balance of $95,022.43 and SAL II has no margin balance.

Federal Holdings, LLC owns 94,846 shares of the Issuer. Kevin Moore does not own any shares personally, but may be deemed to have a beneficial interest in the shares of the Issuer owned by Federal Holdings, LLC ("Federal")

4.       Purpose of Transaction

Amendment No. 16 is being filed principally to describe information concerning Seidcal and Federal.

5.       Interest in Securities of the Issuer

The schedule below describes transactions in the Common Stock effected by the Reporting Persons from December 16, 1997 to February 17, 1998. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days.

The Reporting Persons own in total 793,614 shares of the Issuer.





  Trade    No of                                Total
 Dat        Shares         Price            Cost/(Proceeds)   Entity

12/16/97     (132)          17.25             (2,277.00)        TBCI
12/22/97     (100)         18.188             (1,818.75)        TBCI
12/22/97   (2,500)         18.188            (45,468.75)        SEID
12/22/97   (2,500)         18.188            (45,468.75)        SEIDII
12/31/97   (6,500)         17.625           (114,562.50)        TBCI
12/31/97   (4,500)         17.625            (79,312.50)        TCBI
1/2/98     (1,150)         17.50             (20,125.00)        TCBI
1/2/98     (2,000)         17.63             (35,250.00)        SEID
1/6/98       (632)         17.25             (10,902.00)        TCBI
1/23/98     3,600          16.05              57,782.00         SIP
1/23/98      (885)         15.83             (14,012.00)        TCBI
2/13/98       (72)         16.50              (1,188.00)        TCBI
  (d) N/A
  (e) N/A

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

         February 20, 1998                           ss/Richard Whitman
                                                     Richard Whitman, President
                                                     The Benchmark Company, Inc.

         February 20, 1998                           ss/Brant Cali
                                                     Brant Cali, Member
                                                     Seidcal & Associates, LLC

         February 20, 1998                           ss/Kevin Moore
                                                     Kevin Moore, Administrative
                                                      Manager
                                                     Federal Holdings, Inc.




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                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

     In addition the undersigned hereby appoints Richard Whitman as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 20, 1998.

         February 20, 1998                           ss/Richard Whitman
         Date                                        Richard Whitman, President
                                                     The Benchmark Company, Inc.

         February 20, 1998                           ss/Brant Cali
         Date                                        Brant Cali, Member
                                                     Seidcal & Associates, LLC

         February 20, 1998                           ss/Kevin Moore
         Date                                        Kevin Moore, Administrative
                                                      Manager
                                                     Federal Holdings, Inc.